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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ______________________

                                SCHEDULE 14D-9/A

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)
                             ______________________

                                GUCCI GROUP N.V.
                             ______________________

                           (Name of Subject Company)

                                GUCCI GROUP N.V.
                             ______________________

                      (Name of Person(s) Filing Statement)

               COMMON SHARES, NOMINAL VALUE (EURO)1.02 PER SHARE
                             ______________________

                         (Title of Class of Securities)

                                   401566104
                             ______________________

                     (CUSIP Number of Class of Securities)

                                ALLAN A. TUTTLE
                                GUCCI GROUP N.V.
                         REMBRANDT TOWER AMSTELPLEIN 1
                               HA 1096 AMSTERDAM
                                THE NETHERLANDS
                               011 31 20 462 1700
                             ______________________

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                                SCOTT V. SIMPSON
                              ANN BETH BEJGROWICZ
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
                                 40 BANK STREET
                                  CANARY WHARF
                            LONDON E14 5DS, ENGLAND
                              011 44 20 7519 7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on April 1, 2004 (the "Schedule 14D-9"), by Gucci Group N.V., a naamloze vennootschap organized under the laws of the Netherlands ("Gucci" or the "Company") relating to the tender offer made by Pinault-Printemps-Redoute S.A. ("PPR"), a societe anonyme organized under the laws of the Republic of France, as set forth in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement filed by PPR on Schedule TO, dated April 1, 2004 (the "Schedule TO"), to pay $85.52 net to the seller in cash, without interest thereon, for each common share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM  9.          EXHIBITS.

Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.


(a)(5)(Y) Press release issued by Gucci Group N.V. on May 12, 2004 announcing the resignation of the Independent Directors from the Supervisory Board of Gucci Group N.V.



                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             /s/ Allan A. Tuttle
                             ___________________________________
                             Name:  Allan A. Tuttle
                             Title: General Counsel


                             Date:  May 12, 2004




                                 EXHIBIT INDEX

EXHIBIT NO.                                          DESCRIPTION
___________                                          _____________

(a)(5)(Y)                                            Press release issued by
                                                     Gucci Group N.V. on May
                                                     12, 2004 announcing the
                                                     resignation of the
                                                     Independent Directors from
                                                     the Supervisory Board of
                                                     Gucci Group N.V.